SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Electronic Industries Ltd. Six Months Results for June 30, 2003 dated September 9, 2003.




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                                                                          ITEM 1


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Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Six Months Results for June 30, 2003

Tuesday September 9, 9:21 am ET

NETANYA, Israel, Sept. 9 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) today reported its financial position and results of operations for the six months ended June 30, 2003. The company reported $4.5 million in revenues, $550,000 net loss and earnings before interest, depreciation, taxes and amortization (EBIDTA) of approximately $340,000 for the six months compared with EBIDTA of $276,000 for the twelve months ended December 31, 2002.

The Company also reported its results of operations and financial position as of June 30, 2003 on a pro forma basis giving effect to the previously announced debt settlement agreement with its banks that is scheduled to close on or before September 15, 2003. Although the Company reported shareholders' equity of approximately $290,000 at June 30, 2003, the reported shareholders' equity on a pro forma basis is approximately $2.6 million.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 90 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Contact:
       Adar Azancot - C.E.O
       RADA Electronic Industries Ltd.
       Tel: 011-972-9-8921109


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            RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARY

                    UNAUDITED CONSOLIDATED BALANCE SHEETS
                         In thousands of U.S. dollars

                                                             June 30,
                                                        2003          2003
                                               Note   Actual   Pro Forma (*)
    Current assets
     Cash and cash equivalents                   2  $  1,412        $   312
     Trade receivables (net of allowance
      for doubtful accounts of $214)                   1,639          1,639
     Other receivables and prepaid expenses              456            456
     Inventories                                       1,269          1,269
        Total current assets                           4,776          3,676

    Long-term receivables and deposits
     Long-term receivables                             1,012          1,012
     Leasing deposits                                     70             70
     Severance pay funds                               1,583          1,583
                                                       2,665          2,665
    Property and equipment, net
     Cost                                              16,498        16,498
     Less - accumulated depreciation                   11,325        11,325
        Total property and equipment, net               5,173         5,173

    Intangible assets, net                              2,932         2,932
        Total assets                                 $ 15,546      $ 14,446

    Current liabilities
     Short-term bank credits and loans           2   $  5,480      $  2,029
     Trade payables                                       621           621
     Other payables and accrued expenses         2      2,831         2,901
     Deferred revenues                                    769           769
     Billings in excess of costs and
      estimated earnings on uncompleted contracts       2,778         2,778
        Total current liabilities                      12,479         9,098

    Accrued severance pay                               2,336         2,336

    Minority interests                                    441           441

    Shareholders' equity                         2
     Share capital
      Ordinary shares of NIS 0.005 par value:
        Authorized - 45,000,000
        shares; Issued and outstanding -
         18,510,716 shares                                108           108
     Additional paid-in capital                        59,140        59,140
     Warrants                                             124         1,338
     Accumulated deficit                              (59,082)      (58,015)
        Total shareholders' equity                        290         2,571
        Total liabilities and shareholders' equity    $15,546       $14,446

     (*) See note 2

   The accompanying notes are an integral part of these consolidated financial statements



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            RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARY

                   UNAUDITED CONSOLIDATED INCOME STATEMENTS
                         In thousands of U.S. dollars

                                                   For the six months ended
                                            Note          June 30, 2003
                                                    Actual       Pro Forma (*)

    Revenues
     Products                                     $  2,885         $  2,885
     Services                                        1,662            1,662
                                                     4,547            4,547
    Cost of revenues
     Products                                        2,426            2,426
     Services                                        1,202            1,202
                                                     3,628            3,628
        Gross profit                                   919              919

    Operating expenses:
      Marketing, selling, general and
       administrative expenses                       1,307            1,307

        Operating loss                                (388)            (388)
    Financing expenses, net                           (231)            (231)
    Other income                               2        62            1,129
                                                      (557)             510

    Minority interest in losses of subsidiaries          7                7
    Net income (loss)                              $  (550)          $  517

     (*) See note 2

   The accompanying notes are an integral part of these consolidated financial statements



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            RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         In thousands of U.S. dollars


NOTE 1 - GENERAL

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these balance sheets statements be read in conjunction with the 2002 annual financial statements and footnotes.

NOTE 2 - BANK SETTLEMENT AGREEMENT - PRO FORMA ADJUSTMENTS

On June 22, 2003, the Company signed a memorandum of agreement pursuant to which it has entered into a settlement agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M, (the "Banks"). The agreement was approved by the Company's shareholders in an extraordinary general meeting of shareholders held on July 22, 2003. Pursuant to this agreement, the Company will (i) repay the Banks $1,100 thousand on account of its debt to them, (ii) issue the banks warrants to purchase ordinary shares in lieu of $1,251 thousand of debt and (iii) in addition the banks agreed to write-off $1,100 thousand of the Company's debt.

The pro forma financial statements reflect the financial position of the Company as of June 30, 2003 and the results of operation for the six months ended June 30, 2003 as if the agreement with the banks was declared effective on June 30, 2003. Accordingly, the pro forma financial statements are not necessarily indicative of what actually would have occurred if the agreement with the bank were effective on June 30, 2003, nor are they necessary indicative of future results.

The pro forma adjustments reflect the repayment of $1,100 thousand of outstanding debt, write off of $1,100 thousand of debt and the conversion of $1,251 thousand (net of $37 thousand issuance expenses) of debt to warrants to purchase ordinary shares.




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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Rada Electronic Industries Ltd.
                                                 (Registrant)



                                               By: /s/Herzle Bodinger
                                                   ------------------
                                                   Herzle Bodinger, Chairman




Date: September 9, 2003